EXHIBIT 7

                        Ratio of Earning to Fixed Charges

Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes and fixed charges divided by fixed charges. Fixed charges consist of interest expense and amortization of deferred costs related to the issuance of bonds during the period and does not include gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.